Issuer Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-206172

Concho Resources Inc.

Pricing Term Sheet

$1,000,000,000 3.750% Senior Notes due 2027

$800,000,000 4.875% Senior Notes due 2047

September 13, 2017

This Pricing Term Sheet supplements the information set forth in the Preliminary Prospectus Supplement, dated September 13, 2017, to the Prospectus dated August 6, 2015. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Concho Resources Inc.

Security Description:	3.750% Senior Notes due 2027 4.875% Senior Notes due 2047

Distribution:	SEC Registered

Trade Date:	September 13, 2017

Settlement Date:	(T+9); September 26, 2017

Anticipated Ratings*:	Moody’s: Ba1 (Positive Outlook) S&P: BBB- (Stable Outlook) Fitch: BBB- (Stable Outlook)

3.750% Senior Notes due 2027

Size:	$1,000,000,000

Maturity Date:	October 1, 2027

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price/Yield:	100-16 / 2.194%

Spread to Benchmark Treasury:	+160 bps

Yield to Maturity:	3.794%

Coupon:	3.750% per annum

Price to Public:	99.636%

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2018

Optional Redemption:	Prior to July 1, 2027, make-whole call at T+25 bps; par call on and after July 1, 2027

CUSIP/ISIN:	20605P AH4 / US20605PAH47

4.875% Senior Notes due 2047

Size:	$800,000,000

Maturity Date:	October 1, 2047

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price/Yield:	104-06+ / 2.791%

Spread to Benchmark Treasury:	+210 bps

Yield to Maturity:	4.891%

Coupon:	4.875% per annum

Price to Public:	99.749%

Interest Payment Dates:	April 1 and October 1, beginning on April 1, 2018

Optional Redemption:	Prior to April 1, 2047, make-whole call at T+35 bps; par call on and after April 1, 2047

CUSIP/ISIN:	20605P AJ0 / US20605PAJ03

***

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc.

Senior Co-Managers:

BMO Capital Markets Corp.

Capital One Securities, Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Junior Co-Managers:

BB&T Capital Markets, a division of BB&T

                     Securities, LLC

BBVA Securities Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

DNB Markets, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by emailing dg.prospectus_requests@baml.com, or via phone at (800) 294-1322; Barclays Capital Inc., c/o Broadridge Financial Solutions by e-mailing barclaysprospectus@broadridge.com, or via phone at (888) 603-5847; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, by e-mailing prospectus@citi.com, or via phone at (800) 831-9146.

Additional Information

Pro Forma Ratio of Earnings to Fixed Charges

The following disclosure is hereby added as the last paragraph of “Ratios of Earnings to Fixed Charges” on page S-14:

For the six months ended June 30, 2017, our consolidated ratio of earnings to fixed charges, giving effect to this offering, would have been 14.18. Due to our loss from operations before income taxes for the year ended December 31, 2016, the ratio coverage was less than 1:1. To achieve a pro forma ratio coverage of 1:1, we would have needed additional earnings of approximately $2.3 billion.

Use of Proceeds

The following disclosure under “Use of Proceeds” on page S-15 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

We expect the net proceeds from this offering to be approximately $1.777 billion, after deducting estimated fees and expenses (including underwriting discounts).

We intend to use the net proceeds from this offering, together with cash on hand and borrowings under our credit facility, to fund the purchase of the 5.5% notes in the Tender Offer and the redemption of any 5.5% notes that remain outstanding after the completion or termination of the Tender Offer.

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